Exhibit 99.1

Phoenix New Media Reports First Quarter 2012 Unaudited Financial Results

1Q12 Total Revenues Up 39.2% YOY

1Q12 Net Advertising Revenues Up 71.3% YOY

1Q12 Adjusted Net Income Attributable to Phoenix New Media Up 66.6% YOY

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 17

BEIJING, China, May 17, 2012 – Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•

Total revenues for the first quarter of 2012 increased by 39.2% year-over-year to RMB239.1 million (US$38.0 million), driven by a 71.3% increase in net advertising revenues and a 14.2% increase in paid service revenues.

•

Net income attributable to Phoenix New Media for the first quarter of 2012 was RMB32.9 million (US$5.2 million) compared to a net loss attributable to Phoenix New Media of RMB26.2 million in the first quarter of 2011.

•	Adjusted net income attributable to Phoenix New Media[1] for the first quarter of 2012 increased by 66.6% year-over-year to RMB36.3 million (US$5.8 million).

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “We are very pleased to announce our first quarter financial results which exceeded consensus estimates. Despite the first quarter being our seasonally weakest quarter, we remained one of the fastest growing Internet companies in China in terms of net advertising revenues growth, average daily and monthly unique visitors in which we experienced year-over-year growth of 71%, 57% and 61%, respectively.”

Mr. Liu continued, “Looking forward, we believe our new initiatives launched during the first quarter will further enhance our audience reach and strengthen our media foundation in China’s fast evolving Internet space. Our London Olympics coverage campaign positions us well as we move towards the second half of 2012 as advertisers begin to deploy their advertising dollars in the run-up to and during the London Olympics. Building upon our growth momentum, we remain confident that our growing media influence, large middle-class user base and convergence model across TV, PC and mobile Internet platforms would continue to capture additional market share in China’s Internet advertising sectors.”

[1]

An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

First Quarter 2012 Financial Results

REVENUES

Total revenues for the first quarter of 2012 increased by 39.2% to RMB239.1 million (US$38.0 million) from RMB171.7 million in the first quarter of 2011. Total revenues exceeded the top end of management’s earlier guidance of RMB227 million to RMB237 million.

Net advertising revenues, calculated net of advertising agency service fees, for the first quarter of 2012 increased by 71.3% to RMB128.9 million (US$20.5 million) from RMB75.2 million in the first quarter of 2011, in line with management’s guidance range of RMB125 million to RMB130 million. For the first quarter of 2012, average revenue per advertiser (“ARPA”) increased by 68.4% to RMB548,500 (US$87,100) for 235 total advertisers, up from RMB325,700 in the first quarter of 2011. The increases in ARPA were driven by greater demand for the Company’s advertising services resulting from user traffic growth, which allowed the Company to increase price and generate a greater volume of advertising business per customer.

Paid service revenues for the first quarter of 2012 increased by 14.2% to RMB110.2 million (US$17.5 million) from RMB96.5 million in the first quarter of 2011, exceeding the top end of management’s guidance of RMB102 million to RMB107 million. Paid service revenues consist of revenues from two major business sub-segments: mobile Internet and value-added services (“MIVAS”)2 and video value-added services (“video VAS”). MIVAS revenues increased by 16.0% to RMB101.6 million (US$16.1 million) in the first quarter of 2012 from RMB87.6 million in the first quarter of 2011. Video VAS revenues decreased by 4.3% to RMB8.6 million (US$1.4 million) in the first quarter of 2012 from RMB8.9 million in the first quarter of 2011. The growth in total paid service revenues was primarily due to expansion of the user base.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the first quarter of 2012 increased by 17.5% to RMB135.0 million (US$21.4 million) from RMB114.9 million in the first quarter of 2011. Revenue sharing fees to telecom operators and channel partners increased to RMB64.1 million (US$10.2 million) in the first quarter of 2012 from RMB52.9 million in the first quarter of 2011 primarily due to MIVAS revenues growth. Content and operational costs in the first quarter of 2012 remained relatively flat at RMB44.2 million (US$7.0 million) compared to RMB44.7 million in the first quarter of 2011 due to decreased share-based compensation expenses offset by increased staff related costs and content acquisition costs. Bandwidth costs increased to RMB11.8 million (US$1.9 million) in the first quarter of 2012 from RMB7.8 million in the first quarter of 2011 primarily due to the Company’s rapid user traffic growth. Share-based compensation expense included in cost of revenues was RMB0.8 million (US$0.1 million) in the first quarter of 2012 compared to RMB15.6 million in the first quarter of 2011.

[2]	MIVAS includes Internet VAS, which was previously a separate component of MIVAS.

Gross profit for the first quarter of 2012 increased by 83.0% to RMB104.0 million (US$16.5 million) from RMB56.9 million in the first quarter of 2011. Gross margin improved to 43.5% in the first quarter of 2012 from 33.1% in the first quarter of 2011. It is mainly due to the decrease in share-based compensation expense. Adjusted gross margin, which excludes the impact of share-based compensation expense, improved to 43.9% in the first quarter of 2012 from 42.2% in the first quarter of 2011.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the first quarter of 2012 decreased by 5.2% to RMB76.9 million (US$12.2 million) from RMB81.1 million in the first quarter of 2011, which was attributable to the decrease in share-based compensation expense. Share-based compensation expense included in operating expenses was RMB2.6 million (US$0.4 million) in the first quarter of 2012 compared to RMB32.4 million in the first quarter of 2011.

Income from operations for the first quarter of 2012 was RMB27.2 million (US$4.3 million) compared to an operating loss of RMB24.2 million in the first quarter of 2011. Operating margin was 11.4% for the first quarter of 2012 compared to a negative operating margin of 14.1% in the first quarter of 2011.

Adjusted income from operations, which excludes the impact of share-based compensation expense, for the first quarter of 2012 increased by 28.5% to RMB30.6 million (US$4.9 million) from RMB23.8 million in the first quarter of 2011. Adjusted operating margin was 12.8% for the first quarter of 2012 compared to 13.9% in the first quarter of 2011. The decrease in adjusted operating margin was primarily due to increased staff-related costs resulting from increased headcount and professional service fees.

FOREIGN CURRENCY EXCHANGE GAIN AND INTEREST INCOME

Foreign currency exchange gain for the first quarter of 2012 increased to RMB0.8 million (US$0.1 million) from foreign currency exchange loss RMB0.2 million in the first quarter of 2011. Interest income for the first quarter of 2012 was RMB8.8 million (US$1.4 million), as compared to RMB0.2 million in the first quarter of 2011. The increase in interest income was primarily due to the higher deposit levels resulting from the Company’s IPO net proceeds.

NET INCOME

Net income attributable to Phoenix New Media for the first quarter of 2012 was RMB32.9 million (US$5.2 million) compared to a net loss attributable to Phoenix New Media of RMB26.2 million in the first quarter of 2011. Net margin for the first quarter of 2012 was 13.8% compared to a negative net margin of 15.3% in the first quarter of 2011. Net income attributable to ordinary shareholders for the first quarter of 2012 was RMB32.9 million (US$5.2 million) compared to a net loss attributable to ordinary shareholders of RMB588.8 million in the first quarter of 2011, which included RMB562.6 million of accretion to Series A redeemable convertible preferred share redemption value upon the completion of the Company’s IPO. Net income per diluted ADS3 in the first quarter of 2012 was RMB0.41 (US$0.06) compared to a net loss per diluted ADS of RMB12.92 in the first quarter of 2011.

[3]	“ADS” is American Depositary Share. Each ADS represents eight ordinary shares.

Adjusted net income attributable to Phoenix New Media for the first quarter of 2012, which excludes share-based compensation expenses, increased by 66.6% to RMB36.3 million (US$5.8 million) from RMB21.8 million in the first quarter of 2011. Adjusted net margin for the first quarter of 2012 increased to 15.2% from 12.7% in the first quarter of 2011. Adjusted net income per diluted ADS was RMB0.45 (US$0.07) in the first quarter of 2012, representing an increase of 36.8% from RMB0.33 in the first quarter of 2011.

For the first quarter of 2012, the Company’s weighted average number of ADS used in computing diluted net income per ADS was 81,110,376.

Business Outlook

For the second quarter of 2012, the Company expects its total revenues to be between RMB282 million and RMB292 million, representing year-over-year growth of approximately 24% to 28%. Net advertising revenues are expected to be between RMB166 million and RMB171 million, representing year-over-year growth of approximately 46% to 50%. Paid service revenues are expected to be between RMB116 million and RMB121 million, representing year-over-year growth of approximately 2% to 6%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on May 17, 2012 (May 18, 2012 at 9:00 a.m. Beijing / Hong Kong time) to discuss its first quarter 2012 financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
China:	4001200654
Hong Kong:	+85230512745
United States:	+16462543515
United States Toll Free:	+18555008701
Conference ID:	79044402

A replay of the call will be available through May 24, 2012 by dialing the following numbers:

International:	+61282355000
China:	4006920026
United States:	+17183541232
United States Toll Free:	+18662145335
Conference ID:	79044402

A live and archived webcast of the conference call will also be available at the Company’s IR website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media, adjusted net margin, adjusted net income attributable to ordinary shareholders and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation expenses. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is (loss)/income from operations excluding share-based compensation expenses. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media is net (loss)/income attributable to Phoenix New Media excluding share-based compensation expenses. Adjusted net margin is adjusted net income attributable to Phoenix New Media divided by total revenues. Adjusted net income attributable to ordinary shareholders is net (loss)/income attributable to ordinary shareholders excluding share-based compensation expenses and accretion to convertible preferred share redemption value. Adjusted net income per diluted ADS is adjusted net income attributable to ordinary shareholders divided by weighted average number of diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net (loss)/income to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures have material limitations as an analytical tools. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss)/income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2975 to US$1.00, the noon buying rate in effect on March 30, 2012 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website, its video channel, comprised of its dedicated video vertical and video services and applications, and its mobile channel, including its mobile Internet website and mobile Internet and value-added services (“MIVAS”).

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward–looking statements. Phoenix New Media may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MIVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MIVAS; changes by mobile operators in China to the their policies for MIVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F–1, as amended, and its annual report on Form 20–F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Tel: +86(10)8445-8883

Email: ir@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: Jeremy.peruski@icrinc.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31, 2011	March 31, 2012	March 31, 2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	397,166	215,529	34,225
Restricted cash	—	5,000	794
Term deposit	784,023	972,852	154,482
Accounts receivable, net	202,097	215,081	34,153
Amounts due from related parties	64,388	69,303	11,005
Prepayment and other current assets	46,334	45,885	7,286
Deferred tax assets	11,931	12,945	2,056

Total current assets	1,505,939	1,536,595	244,001

Non current assets:
Property and equipment, net	41,012	48,032	7,627
Intangible assets, net	5,415	5,066	804
Other non-current assets	12,128	12,308	1,955

Total non-current assets	58,555	65,406	10,386

Total assets	1,564,494	1,602,001	254,387

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	120,910	125,923	19,996
Amounts due to related parties	3,889	—	—
Advances from customers	7,191	7,145	1,135
Taxes payable	35,822	25,622	4,069
Salary and welfare payable	45,119	44,079	6,999
Accrued expenses and other current liabilities	39,276	50,886	8,080

Total current liabilities	252,207	253,655	40,279

Long-term liabilities	5,504	6,078	965

Total liabilities	257,711	259,733	41,244

Shareholders’ equity
Ordinary shares	42,054	42,393	6,732
Additional paid-in capital	1,830,882	1,834,141	291,249
Statutory reserves	24,647	24,647	3,914
Accumulated deficit	(555,831)	(522,898)	(83,033)
Accumulated other comprehensive loss	(34,969)	(36,015)	(5,719)

Total shareholders’ equity	1,306,783	1,342,268	213,143

Total liabilities and shareholders’ equity	1,564,494	1,602,001	254,387

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands, except for number of shares and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
Revenues:
Net advertising revenues	75,230	150,437	128,898	20,468
Paid service revenues	96,508	130,015	110,174	17,495

Total revenues	171,738	280,452	239,072	37,963
Cost of revenues	(114,875)	(164,236)	(135,024)	(21,441)

Gross profit	56,863	116,216	104,048	16,522
Operating expenses:
Sales and marketing expenses	(41,991)	(50,916)	(39,482)	(6,270)
General and administrative expenses	(19,323)	(21,399)	(17,384)	(2,760)
Technology and product development expenses	(19,792)	(17,907)	(19,991)	(3,174)

Total operating expenses	(81,106)	(90,222)	(76,857)	(12,204)

(Loss)/income from operations	(24,243)	25,994	27,191	4,318

Other income/(expenses):
Interest income	221	4,489	8,762	1,391
Foreign currency exchange (loss)/gain	(171)	6,419	758	120
Others, net	643	894	1,527	243

Net (loss)/income before tax	(23,550)	37,796	38,238	6,072

Income taxes expenses	(2,685)	(2,157)	(5,305)	(842)

Net (loss)/income attributable to Phoenix New Media	(26,235)	35,639	32,933	5,230

Accretion to convertible redeemable preferred share redemption value	(562,603)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(588,838)	35,639	32,933	5,230

Net (loss)/income per ordinary share—basic	(1.61)	0.06	0.05	0.01
Net (loss)/income per ordinary share—diluted	(1.61)	0.06	0.05	0.01
Weighted average number of ordinary shares used in computing basic net (loss)/income per share	364,639,188	614,385,668	618,705,228	618,705,228
Weighted average number of ordinary shares used in computing diluted net (loss)/income per share	364,639,188	647,306,037	648,883,004	648,883,004
Net (loss)/income per ADS—basic	(12.92)	0.46	0.43	0.07
Net (loss)/income per ADS—diluted	(12.92)	0.44	0.41	0.06
Weighted average number of ADS used in computing basic net (loss)/income per ADS	45,579,899	76,798,209	77,338,154	77,338,154
Weighted average number of ADS used in computing diluted net (loss)/income per ADS	45,579,899	80,913,255	81,110,376	81,110,376

Reconciliations of Non-GAAP Results of Operations Measures to The Nearest Comparables GAAP Measures

(Amounts in thousands, except for number of shares and per share data)

	Three Months Ended March 31, 2011				Three Months Ended December 31, 2011				Three Months Ended March 31, 2012
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Gross profit	56,863	15,636	(a)	72,499	116,216	1,023	(a)	117,239	104,048	809	(a)	104,857
Gross margin	33.1%			42.2%	41.4%			41.8%	43.5%			43.9%
(Loss)/income from operations	(24,243)	48,034	(a)	23,791	25,994	4,803	(a)	30,797	27,191	3,387	(a)	30,578
Operating margin	(14.1)%			13.9%	9.3%			11.0%	11.4%			12.8%
Net (loss)/income attributable to PNM	(26,235)	48,034	(a)	21,799	35,639	4,803	(a)	40,442	32,933	3,387	(a)	36,320

Net margin	(15.3)%			12.7%	12.7%			14.4%	13.8%			15.2%
		48,034	(a)
		562,603	(b)			4,803	(a)			3,387	(a)

Net (loss)/income attributable to ordinary shareholders	(588,838)	610,637		21,799	35,639	4,803		40,442	32,933	3,387		36,320

Net (loss)/income per ADS—diluted	(12.92)			0.33	0.44			0.50	0.41			0.45
Weighted average number of ADS used in computing diluted net (loss)/income per ADS	45,579,899			66,619,239	80,913,255			80,913,255	81,110,376			81,110,376

Note:

(a)	To exclude share-based compensation expenses.
(b)	To exclude accretion to convertible preferred share redemption value

Details of cost of revenue is as follows:

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue sharing fees	52,852	78,546	64,076	10,175
Content and operational costs	44,671	53,385	44,170	7,014
Bandwidth costs	7,750	12,344	11,787	1,872
Business tax and surcharages	9,602	19,961	14,991	2,380

Total cost of revenue	114,875	164,236	135,024	21,441